Exhibit (a)(5)(E)

August 9, 2011

Dear Stockholder:

Enclosed is a copy of the Schedule 14D-9 which is being filed today by Global Traffic Network, Inc. (“Global”) with the U.S. Securities and Exchange Commission in connection with the tender offer (the “Offer”) by an affiliate of GTCR, LLC, a leading private equity firm, to purchase all of the issued and outstanding shares of Global’s common stock.

For the reasons set forth in the enclosed Schedule 14D-9, Global’s board of directors is recommending that you tender your shares in the Offer.

You are advised to read the enclosed Schedule 14D-9 carefully. It contains information regarding the Offer and the process Global’s board of directors used to reach its conclusion mentioned above.

Sincerely,

BOARD OF DIRECTORS

GLOBAL TRAFFIC NETWORK, INC.